082-34762

07025635

Antena 3

Director of the Legal Department

RECEIVED
2007 AUG -8 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

DATE: 26TH JULY 2007

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

Antena 3 De Television SA

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: **SIGNIFICANT EVENT**
Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that have been filed before the Spanish National Securities Market Commission, in their English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

SIGNIFICANT EVENT

Antena 3 de Televisión, S.A. and, in its name, Mr. Luis Gayo del Pozo, in his capacity as General Secretary and Secretary of the Board of Directors

INFORMS

That in the meeting of the Board of Directors of the company held on 25th July 2007 it was unanimously agreed to distribute, as interim dividend of the results of the Company in 2007, the gross amount of € 0.40 per share. The relevant tax withholdings set out by the applicable fiscal legislation will be applied at the time of the settlement.

The date of payment fixed by the Board of Directors is 25th October 2007.

Since the shares are represented by book entries, the payment of the interim dividend will be made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participant entities. The Agent of the Payments will be the entity Santander Investment Services, S.A.

The company will also inform about the payment of the interim dividend through the insertion of ads in the press on the dates *closest to the settlement, i.e. before* 25th October 2007.

San Sebastián de los Ryes (Madrid), 26th July 2007

Director of the Legal Department

DATE: 26TH JULY 2007

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: FINANCIAL RESULTS AND SIGNIFICANT EVENTS

Number of pages including this one: 22 (12+ 10)

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results of Antena 3 Group at 30th June 2007 in English version and a Significant Events summary, that have been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV").

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

ANTENA 3

FINANCIAL RESULTS JANUARY - JUNE 2007

30 June 2007

Antena 3 Group's consolidated figures have been prepared in accordance with International Financial Reporting Standards (IFRSs), taking into consideration all accounting principles and rules and all obligatory measurement bases, as well as the alternatives permitted by IFRSs in this respect.

In order to make the comparisons uniform, the income statements of the individual companies are prepared in accordance with IFRSs.

In addition, the income statements of the individual companies prepared in accordance with the Spanish National Chart of Accounts are included as an appendix.

ANTENA 3

ANTENA 3

1. ANTENA 3 GROUP

1.1 Consolidated income statement (IFRSs)

Thousands of Euros	Jan-Jun 2007	Jan-Jun 2006	Change
Sales	530,739	534.103	(0.6%)
Revenue	494,712	500,252	(1.1%)
Other income	44.107	40,214	9.7%
NET INCOME	538,819	540,466	(0.3%)
OPERATING EXPENSES	354,460	328,494	7.9%
[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortisation charge	9.306	10,382	(10.4%)
[illegible]	[illegible]	[illegible]	[illegible]
Financial loss	(9,450)	(3,067)	(208.1%)
Net impairment losses	16	1,127	(98.6%)
Share of results of associates and joint ventures	(28)	161	n/a
Net gain (loss) on disposal or measurement of non-current assets	305	(54)	n/a
[illegible]	[illegible]	[illegible]	[illegible]
Income tax expense	50,191	66.351	(24.4%)
[illegible]	[illegible]	[illegible]	[illegible]

Note: Unaudited figures for the first six-months of 2007 and 2006

ANTENA 3

1.2 Contribution to net income and profit (IFRSs)

Thousands of Euros	Jan-Jun 2007	% of Total	Jan-Jun 2006	% of Total
[illegible]				
A3 TELEVISION	467,967	86.9%	475,278	87.9%
UNIPREX	51,961	9.6%	48,967	9.1%
OTHER	18,891	3.5%	16,221	3.0%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]				
A3 TELEVISION	169,619	92.0%	199,380	94.1%
UNIPREX	15,084	8.2%	13,499	6.4%
OTHER	(344)	(0.2%)	(907)	(0.4%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]				
A3 TELEVISION	103,844	89.7%	123,929	92.9%
UNIPREX	13,134	11.4%	12,089	9.1%
OTHER	(1,273)	(1.1%)	(2,612)	(2.0%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Note: Unaudited figures for the first six-months of 2007 and 2006

END